August 31, 2011

Sent via Email

Board of Directors
Bohai Pharmaceuticals Group, Inc.
C/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No.9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

    Re:     Resignation from the Board of Directors

Gentlemen:

I hereby resign as a director of Bohai Pharmaceuticals Group, Inc. (the “Company”), effective immediately. My resignation is for personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Thank you for the opportunity to be of service to the Company. Best wishes for your continued success and future endeavors.

Sincerely,

/s/ Anthony K. Chan

Anthony K. Chan